SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH October 6, 2009

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM and bmi expand partnership to offer more benefits to passengers

Agreement will allow members of the TAM Fidelidade program to accumulate and redeem points on any flight operated by the British company

São Paulo, October 6, 2009 – (NYSE:TAM, BOVESPA: TAMM4) We have signed an agreement with the airline bmi, member of Star Alliance, to allow members of the TAM Fidelidade program to accumulate and redeem points on flights operated by the British company. The partnership benefits TAM’s customers since October 1st. Likewise, from November 1st, members of bmi’s Diamond Club program will also be able to earn and redeem points on TAM flights.

TAM and bmi already have a codeshare agreement on different routes operated by both companies. This partnership benfits clients by simplifying the flight reservation process, allowing convenient connection on one single airline ticket and through check-in for baggage.

“We are very pleased to announce this agreement with bmi, thus expanding the benefits offered to our clients”, states Paulo Castello Branco, our Commercial and Planning vice-president. The partnership also strengthens our strategy of Excellence in Services, one of the three pillars that are the foundation of the company’s operation, in addition to Technical-Operational Excellence and Excellence in Management.

Juliet Hutchin, Head of Loyalty at bmi said “we’re delighted to become the latest airline partner in TAM’s Fidelidade program and we look forward to welcoming TAM’s customers onto our flights’’.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Media Relations
Fax: (55) (11) 5582-8149	www.tam.com.br
invest@tam.com.br	www.taminforma.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0328
equipetam@mvl.com.br

About TAM: (www.tam.com.br)
We have been the domestic market leader since July of 2003, and closed August with a 43.8% market share. The company flies to 42 destinations in Brazil. Through business agreements with regional companies, it reaches 79 different destinations within the national territory. TAM's market share among Brazilian companies that operate international flights stood at 89.4% in August. Operations abroad include direct flights to 17 destinations in the United States, Europe and South America: New York, Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). It maintains code-share agreements that include seats on flights with international airlines, enabling passengers to travel to 72 additional destinations in the U.S., South America and Europe. A pioneer in Brazil's airline industry with the launch of its Programa Fidelidade frequent flyer program, we currently have more than 6.1 million members, and so far has issued more than 8.5 million tickets through point redemption.

www.tam.com.br/ri	1/1

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 6, 2009

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.